Exhibit 99.1

FILING OF 2008 ANNUAL REPORT ON FORM 20-F

Singapore, Singapore – July 15, 2009 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), the leading manufacturer and distributor of diesel engines in China, announced that it has today filed its 2008 Annual Report on Form 20-F containing its audited consolidated financial statements for 2008 with the U.S. Securities and Exchange Commission.

A copy of the 2008 Annual Report on Form 20-F can be downloaded at the Company’s website at www.cyilimited.com and upon written request by shareholders, a hard copy of the 2008 audited consolidated financial statements will be provided free of charge.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses, and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research & development team and significant market share in China with high-quality products and reliable after-sales support. In 2008, GYMCL sold approximately 372,000 diesel engines and was consistently ranked No. 1 in unit sales by China Association of Automobile Manufacturers. For more information, please visit

For more information, please contact:

Kevin Theiss / Dixon Chen
Grayling
Tel: +1-646-284-9409
Email: kevin.theiss@us.grayling.com
dixon.chen@us.grayling.com